UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017

Sondors Electric Car Company

(Exact name of issuer as specified in its charter)

Delaware	81-3629581
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

23823 Malibu Road, Suite 50 #129

Malibu, CA 90265

(Full mailing address of principal executive offices)

(310) 487-2028

Issuer’s telephone number, including area code

SONDORS ELECTRIC CAR COMPANY

FOR THE SIX MONTHS ENDED JUNE 30, 2017 (unaudited)

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this Semiannual Report, “Company,” “our company,” “us,” and “our” refer to Sondors Electric Car Company.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Overview

We were incorporated in Delaware on August 15, 2016. We were formed to design, develop, manufacture, and sell fully electric three-wheeled vehicles that offer zero tailpipe emissions.

Since our inception, we have been focused on design, development, and engineering of a working prototype.

Results of Operations for the Six Months Ended June 30, 2017

We have not yet generated any revenues, and we do not expect to do so until after completing the design and a production prototype of Model SONDORS.

Advertising and marketing expenses were $6,220 for the six months ended June 30, 2017 and were related to marketing agency costs.

Design and development expenses were $767,862 for the six months ended June 30, 2017 and were related to the development of the Company’s electric vehicle concept.

General and administrative expenses were $31,074 for the six months ended June 30, 2017 and were related primarily to the fair value of services provided by our Chief Executive Officer, as well as legal and accounting costs.

Liquidity and Capital Resources

We have an accumulated deficit at June 30, 2017 of $847,149. We expect to incur substantial expenses and generate continued operating losses until we generate revenues sufficient to meet our obligations. At June 30, 2017, the Company had cash of $382,412.

As of June 30, 2017, we have received net proceeds of $994,216 from the sale of common stock in our Regulation CF offerings in 2016 and 2017. These funds are being used primarily to fund the design and development of our initial prototype.

Prior to our Regulation CF raises, our operations were funded through capital provided by our director and officer. Our ability to successfully execute our business plan is contingent upon us obtaining additional financing and/or upon realizing sales revenue sufficient to fund our ongoing expenses. Until we are able to sustain our ongoing operations through sales revenue, we intend to fund operations through debt and/or equity financing arrangements, which may be insufficient to fund our capital expenditures, working capital, or other cash requirements.

The Company is planning to raise additional funds through a Regulation A (Tier 2) offering to finance its operations.

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Cash Flow

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

Six Months Ended
June 30, 2017
Net cash (used in) provided by:
Operating activities	$(701,144)
Financing activities	$1,082,726

Operating Activities

Cash used in operating activities was $701,144 for the six months ended June 30, 2017 and was related to the Company’s net loss, partially offset by changes in working capital.

Financing Activities

Cash provided by financing activities was $1,082,726 for the six months ended June 30, 2017 and was related to the settlement of the outstanding subscription receivable as of December 31, 2016, proceeds from and repayments of related party notes payable, and common stock issued for cash.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Plan of Operations

We are seeking $19,999,998 in funding from a Regulation A offering to complete the design and development of a production prototype, including design validation and testing, as well as production tooling. Upon completion of these phases, we believe we will be positioned to move to collecting pre-orders and assembling vehicles.

We have completed our initial prototype and are in the process of refining our production plans with suppliers to start production in or around April 2019. The key milestones for this schedule are as follows:

November 2017 - January 2018

●	Release of concept design

●	Complete engineering analysis

●	Finalize design and engineering feasibility
●	Begin taking pre-orders

February 2018 - June 2018

●	Begin production prototype build

●	Complete validation and testing

July 2018 - February 2019

●	Complete production tooling

April 2019

●	Begin manufacturing

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The anticipated budgets required to achieve the milestones are provided in the table below:

Uses	Amount
Production Prototype Build	$1,600,000
Design Validation and Testing	$3,000,000
Production Tooling	$10,000,000
Other Expenses / Working Capital	$3,951,953
Salaries, General Admin, & Professional Fees	$300,000
Marketing & Advertising	$500,000
Total Uses	$19,351,953

The amounts that we actually spend for any specific purpose may vary significantly and will depend on a number of factors including, but not limited to, the pace of progress of our development efforts, actual needs with respect to product testing, research and development, market conditions, and changes in or revisions to our marketing strategies, as well as any legal or regulatory changes which may ensue. You will be relying on the judgment of our management regarding the application of the proceeds of any sale of our common stock.

The actual completion of the final design of Model SONDORS, a production prototype, design validation and testing, and production tooling, and the arranging for the outsourced manufacturing of Model SONDORS, and our ability to collect pre-sales is unpredictable. Although we will undertake completion of these milestones with commercially reasonable diligence and we believe we will be able to accomplish these milestones if this offering is fully subscribed, unforeseen circumstances could arise or circumstances may currently exist that we did not contemplate. Such circumstances may delay completion of one or more of the milestones described above, and/or require us to raise additional amounts to sustain us until we are able to achieve profitability. If we are unable to raise all of the funds we are seeking to raise in this offering or any additional funds we may require, we may be required to scale back our development plans by reducing expenditures for production, consultants, marketing efforts, and other envisioned expenditures. This could hinder our ability to commercialize Model SONDORS.

If management is unable to implement our proposed business plan or employ alternative financing strategies, it does not presently have any alternative proposals. In that event, investors should anticipate that their investment may be lost and there may be no ability to profit from this investment.

We cannot assure you that our vehicle will be accepted in the marketplace, that we will ever earn revenues sufficient to support our operations or that we will ever be profitable. Furthermore, since we have no committed source of financing, we cannot assure you that we will be able to raise money as and when we need it to continue our operations. If we cannot raise funds as and when we need them, we may be required to severely curtail, or even to cease our operations.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Annual Report for the period ended December 31, 2016 filed with its Form 1-A. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2017 are not necessarily indicative of the results that can be expected for the year ending December 31, 2017.

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SONDORS ELECTRIC CAR COMPANY

BALANCE SHEETS

(UNAUDITED)

	June 30, 2017	December 31, 2016

ASSETS

Current Assets
Cash and equivalents	$382,412	$830
Total Current Assets	382,412	830

Total Assets	$382,412	$830

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$85,882	$—
Related party notes payable	88,510	—
Accrued liabilities	800	800
Total Current Liabilities	175,192	800

Commitments and Contingencies (Note 5)

Stockholders’ Equity
Common stock: 10,000,000 shares authorized; $0.0001 par value; 2,789,166 and 2,783,330 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	279	278
Additional paid-in capital	1,054,090	975,615
Subscription receivable	—	(933,740)
Accumulated deficit	(847,149)	(42,123)
Total Stockholders’ Equity	207,220	30
Total Liabilities and Stockholders’ Equity	$382,412	$830

The accompanying notes are an integral part of these unaudited financial statements.

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SONDORS ELECTRIC CAR COMPANY

STATEMENT OF OPERATIONS

(UNAUDITED)

Six Months Ended
June 30, 2017
Revenues	$—

Operating Expenses
Advertising and marketing	6,220
Design and development	767,862
General and administrative	31,074
Total Operating Expenses	805,156
Operating Loss	(805,156)

Other Income
Interest income	130
Net Loss	$(805,026)

Net Loss per Common Share – Basic and Diluted:	$(0.29)
Weighted Average Common Shares Outstanding – Basic and Diluted	2,784,108

The accompanying notes are an integral part of these unaudited financial statements.

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SONDORS ELECTRIC CAR COMPANY

STATEMENT OF CASH FLOWS

(UNAUDITED)

Six Months Ended
June 30, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(805,026)
Adjustments to reconcile net loss to net cash used in operating activities:
Fair value of services provided	18,000
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	85,882
Net cash used in operating activities	(701,144)

CASH FLOWS FROM FINANCING ACTIVITIES:
Common stock issued for cash	994,216
Proceeds from related party notes payable	105,000
Repayments of related party notes payable	(16,490)
Net cash provided by financing activities	1,082,726

Increase in cash and equivalents	381,582
Cash, Beginning of Period	830
Cash, End of Period	$382,412

The accompanying notes are an integral part of these unaudited financial statements.

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SONDORS ELECTRIC CAR COMPANY

STATEMENT OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Stockholders’ Equity
Balance at December 31, 2016	2,783,330	$278	$975,615	$(933,740)	$(42,123)	$30
Common stock issued for cash, net of offering costs	5,836	1	60,475	933,740	—	994,216
Contributed capital	—	—	18,000	—	—	18,000
Net loss	—	—	—	—	(805,026)	(805,026)
Balance at June 30, 2017	2,789,166	$279	$1,054,090	$—	$(847,149)	$207,220

The accompanying notes are an integral part of these unaudited financial statements.

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SONDORS ELECTRIC CAR COMPANY

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Sondors Electric Car Company (which may be referred to as "Sondors," the "Company," "we," "us," or "our") was incorporated on August 15, 2016 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Malibu, California.

The Company was formed to design, develop, manufacture, and sell fully electric three-wheeled vehicles that offer zero tailpipe emissions. The Company also intends to provide customer service and technical support for its electric vehicles. In certain areas, mobile technicians capable of performing most inspections and repairs will be available.

Basis of Presentation

Sondors Electric Car Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information in accordance with the instructions to Form 1-SA. In our opinion, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Operating results for the six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017. Notes to the unaudited interim financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the period ended December 31, 2016 have been omitted. This report should be read in conjunction with the audited financial statements and the footnotes thereto for the fiscal period ended December 31, 2016 included within the Company’s Form 1-A as filed with the Securities and Exchange Commission.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations and we have sustained losses since inception. Losses are expected to continue until such time the Company can complete its design, produce, and sell its product offerings. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations through the sale of common stock to third parties through a Regulation A (Tier 2) offering and other means of financing as available. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

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Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2017. Fair values of the Company’s financial instruments were assumed to approximate carrying values because of the instruments’ short-term nature.

Risks and Uncertainties

The Company has a limited operating history and has not yet generated revenue from its intended operations. The development of the Company’s product and service offerings are expected to take an extended amount of time to develop and may be subject to regulatory requirements. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in electric automobile technology and infrastructure, manufacturing capabilities, supply chain delays, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of its products in the marketplace. Like any new business, the Company faces challenges that come from early-stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

The Company is currently developing its products and has not generated any revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

Research and Development Costs

The Company incurs research and development costs during the process of developing and designing its three-wheeled electric vehicle. Research and developments costs consist primarily of outside services. The Company expenses these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

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Concentration of Credit Risk

The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At June 30, 2017, $101,108 of the Company’s cash balance was uninsured. The Company has not experienced any losses in such accounts.

During the six months ended June 30, 2017, the Company had one vendor that accounted for 78% of its research and development costs.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the statement of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the period ended June 30, 2017, the Company had no dilutive securities outstanding.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of the ASC. The Company believes those updates issued-to-date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a significant impact on the Company.

NOTE 4 – RELATED PARTY TRANSACTIONS

In February 2017, the Company executed a note payable of $105,000 to an entity owned by our Chief Executive officer. The proceeds from the note were used to pay design and development expenses. During the six months ended June 30, 2017, the Company repaid $16,490 against the related party note payable. The note is due on demand and carries no interest. As of June 30, 2017, an outstanding balance on the related party note payable was $88,510 was included in the accompanying balance sheet.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Design and Development Agreement

In February 2017, the Company entered into a prototype design and development agreement with a third party. The agreement calls for total payments of $750,000 over four installments with the last installment due upon delivery of the prototype. During the six months ended June 30, 2017, the Company made the first three installment payments totaling $600,000.

NOTE 6 - STOCKHOLDERS’ EQUITY

Common Stock

During the six months ended June 30, 2017, the Company issued 5,836 shares of common stock for net proceeds of $60,476. As of December 31, 2016, the Company had a subscription receivable of $933,740 related to its Regulation Crowdfunding offering in 2016. During the six months ended June 30, 2017, the subscription receivable was paid in full.

10

Contributed Capital

The Company’s founder and Chief Executive Officer does not receive compensation for his services under an employment contract at the current time. The Company has recognized as contributed capital, what it believes to be the fair value of services provided ($18,000), due to the significant time required in the development process of our prototype vehicle.

NOTE 7 – SUBSEQUENT EVENTS

In August 2017, the Company made the final installment payment of $150,000 under its prototype design and development agreement upon the completion and delivery of a prototype.

In November 2017, the Company started accepting investments under its Regulation A offering.

The Company has evaluated subsequent events that occurred after June 30, 2017 through November 17, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

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ITEM 4. EXHIBITS

Exhibit No.	Exhibit Description
1.0*	Posting Agreement with StartEngine Crowdfunding, Inc.
2.1*	Certificate of Incorporation
2.2*	Bylaws
4.1*	Form of Subscription Agreement
6.1*	Torino Design EV Vehicle Development Agreement

Notes:

* Previously filed

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	Sondors Electric Car Company

Date: November 17, 2017	By:	/s/ Storm Sondors
Storm Sondors
Chief Executive Officer

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